SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                            SCHEDULE 13D
                          (Amendment No. 1)

             Under the Securities Exchange Act of 1934

                     Itec Environmental Group, Inc.
                           (Name of Issuer)


                     COMMON STOCK $.001 PAR VALUE
                    (Title of Class of Securities)


                             465619 10 4
                            (CUSIP Number)


                            David M. Otto
                    900 Fourth Avenue, Suite 3140
                           Seattle, WA 98164
                            (206) 262-9545

             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            October 7, 2004
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent
amendment   containing   information which would alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465619 10 4
     _________________________________________________
                           SCHEDULE 13D

     1) Names of Reporting Persons I.R.S. Identification Nos. of
Above Persons (entities only):  David M. Otto (S.S. or I.R.S.
Identification Nos. of person not required).

     2) Check the Appropriate Box if a Member of a Group (See
Instructions)

  (a) [  ]

  (b) [X]

     3) SEC Use Only

     4) Source of Funds (See Instructions):  OO (see Item 3)

     5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):   [  ]

     6) Citizenship or Place of Organization:  United States of
America

Number of  Shares Beneficially Owned by Each Reporting Person
With
(7) Sole Voting Power:  0


(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 0


(10) Shared Dispositive Power: 0

     11) Aggregate Amount Beneficially Owned by Each Reporting
Person:

     12) Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions):   [  ]

     13) Percent of Class Represented by Amount in Row (11): 0%

     14) Type of Reporting Person (See Instructions):  IN

Introductory Statement

	This Amendment No. 1 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 8, 2004 (the "Schedule 13D") with respect to shares of common stock of Itec Environmental Group, Inc., a Delaware Incorporation (the "Company"). This Amendment No. 1 is being filed to report a material decrease in the number of shares of common stock beneficially owned by David M. Otto ("Mr. Otto") as a result of the sale of 50,000,000 shares of common stock.


ITEM 1.        SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Common
Stock"), of the Company, with its principal executive offices located at 693 Hi Tech Parkway, Suite 3, Oakdale, CA 95361

ITEM 2.        IDENTITY AND BACKGROUND.

     This Statement is being filed by Mr. Otto, a citizen of the United States of America. The Mr. Otto has an address of 900
Fourth Avenue, Suite 3140, Seattle, WA 98164.

Mr. Otto has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities covered by this statement were acquired by Mr.
Otto for payment of legal services provided to the issuer.

ITEM 4.        PURPOSE OF TRANSACTION.

Mr. Otto acquired the securities referenced herein for the purpose of applying the proceeds from the sale of the shares toward payment of attorneys' fees for services rendered.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

	Item 5. is hereby amended and restated in its entirety as follows:

	(a) As of October 7, 2004 Mr. Otto is the record and beneficial owner of 0 shares of Common Stock. This number represents 0% of the issued and outstanding shares of Common Stock, based on 236,093,306 shares issued and outstanding as of August 28, 2004.

	(b) Mr. Otto has the sole power to vote or to direct the vote of the 0 shares of Common Stock held by it and has the sole power to dispose or to direct the disposition of 0 shares of Common Stock held by him.

	    (c) Transactions during the past 60 days: Pursuant to an Engagement Agreement dated July 7, 2004, by and between the Company and The Otto Law Group, PLLC ("OLG"), OLG served as corporate counsel in exchange for 10,000,000 shares of common stock of the Company, Pursuant to an Amendment One of the Engagement Agreement dated August 24, 2004, by and between the Company and OLG, OLG served as corporate counsel in exchange for 50,000,000 shares of common stock of the Company, the securities covered by this statement were issued pursuant to a Form S-8 filed with the Securities & Exchange Commission on behalf of the Company on August 27, 2004.

	(d)  Not applicable.

	(e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    October 7, 2004






By:     /s/  David M. Otto
        David M. Otto